UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number: 1-33965

QUATERRA RESOURCES INC.
(Translation of registrant's name into English)

1100-1199 West Hastings Street
Vancouver, BC V6E 3T5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Form 43-101 - Technical Report Preliminary Economic Assessment for the Nieves Project

99.2	Consent of Joshua W. Snider

99.3	Consent of Jeffery W. Choquette

99.4	Consent of Thomas L. Drielick, P.E.

99.5	Consent of Zsuzsanna Magyarosi

99.6	Consent of Jason Baker

99.7	Consent of Doris Fox

99.8	Certificate of Joshua W. Snider

99.9	Certificate of Jeffery W. Choquette

99.10	Certificate of Thomas L. Drielick, P.E.

99.11	Certificate of Zsuzsanna Magyarosi

99.12	Certificate of Jason Baker

99.13	Certificate of Doris M. Fox

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUATERRA RESOURCES INC.
(Registrant)

Date: November 1, 2012	By:	/s/ Scott B. Hean
Scott B. Hean

	Title:	Chief Financial Officer